UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [_]
Filed by a Party other than the Registrant [x]

Check the appropriate box:
[_] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[x] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to ss.240.14a-12

                         FIRSTPLUS FINANCIAL GROUP, INC.
                         -------------------------------
                (Name of Registrant as Specified in its Charter)

              JAMES T. CAPRETZ, ROBERT D. DAVIS, GEORGE R. EBERTING
                       JAMES P. HANSON, DANFORD L. MARTIN
                      The FPFX SHAREHOLDER VALUE COMMITTEE)
                      -------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):
[x]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1)   Title of each class of securities to which transaction applies:
     2)   Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0- 11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     4)   Proposed maximum aggregate value of transaction:
     5)   Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:
     2)   Form, Schedule or Registration Statement No.:
     3)   Filing Party:
     4)   Date Filed:

                                   PROXY CARD


     PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 28, 2006


         THIS PROXY IS SOLICITED BY THE FPFX SHAREHOLDER VALUE COMMITTEE AND NOT BY THE BOARD OF DIRECTORS OF FIRSTPLUS FINANCIAL GROUP, INC.

The undersigned stockholder of FIRSTPLUS FINANCIAL GROUP, INC. hereby appoints Danford L. Martin (or his appointed designee) as attorney and proxy, with power of substitution and revocation, to represent the undersigned at the Special Meeting of Shareholders of FIRSTPLUS FINANCIAL GROUP, INC. to be held on such date, and at such place and time as Second Judicial District Court of the State of Nevada determines, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein. This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted "FOR" the nominees identified below.

THE FPFX SHAREHOLDER VALUE COMMITTEE RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW.

1. Election of Directors.

To elect four (4) directors to hold office until the next Annual Meeting of stockholders or until their successors are duly elected and qualified, or until such director's earlier death, resignation or removal.

Nominees: (1) Danford L. Martin,  (2) James T. Capretz (3) James P. Hanson,  and
          (4) Robert D. Davis

      FOR ALL NOMINEES [  ]           [  ]  WITHHELD FROM ALL NOMINEES

Instruction: To withhold authority to vote for election of one or more persons nominated by the FPFX Shareholder Value Committee, mark FOR ALL NOMINEES and cross out name(s) of persons with respect to whom authority is withheld.

2. Other Matters. IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO THE FPFX SHAREHOLDER VALUE COMMITTEE AND ITS REPRESENTATIVE A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE FPFX SHAREHOLDER VALUE COMMITTEES' SOLICITATION OF PROXIES.

Dated:_______, 2006


-------------------------------           --------------------------------------
Signature                                 Additional Signature (if held jointly)

-----------------------------             --------------------------------------
Print Name and (Title if applicable)      Print Name of Additional Signature

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the Special Meeting of Shareholders of FirstPlus Financial Group, Inc. and any adjournment, postponement or rescheduling thereof.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THIS YELLOW PROXY CARD IN THE ENCLOSED POSTAGE-
      PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.